Great-West Life & Annuity Insurance Company

8515 East Orchard Road

Greenwood Village, CO 80111

January 19, 2007

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	FutureFunds Series Account of
Great-West Life & Annuity Insurance Company
File No. 333-112812
Request for Withdrawal of Registration Statement on Form N-4

Ladies and Gentlemen:

Pursuant to Rule 477(a) under the Securities Act of 1933, as amended, Great-West Life & Annuity Insurance Company (“GWL&A”) and FutureFunds Series Account (“Registrant”) hereby request withdrawal of the above-referenced registration statement (“Registration Statement”) for certain group flexible premium variable annuity contracts, originally filed with the Securities and Exchange Commission on February 13, 2004 (Accession No. 0000740858-04-000005).

GWL&A and Registrant are requesting withdrawal of the Registration Statement because GWL&A intends to issue a new version of the contracts by filing a new initial registration statement. GWL&A and Registrant believe the withdrawal of the Registration Statement to be consistent with the public interest and the protection of investors. The Registration Statement was never declared effective and no contracts were sold pursuant to the Registration Statement.

If you have any questions regarding this matter, please contact me at (303) 737-3817 or Ann Furman of Jorden Burt LLP at (202) 965-8130.

Sincerely yours,

Great-West Life & Annuity Insurance Company

/s/ Beverly A. Byrne
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Beverly A. Byrne

Chief Compliance Officer, Financial Services and Securities Compliance

FutureFunds Series Account

/s/ Beverly A. Byrne
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Beverly A. Byrne

Chief Compliance Officer, Financial Services and Securities Compliance

cc: Patrick F. Scott, Esq.